UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 02, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 02, 2022, entitled "Equinor Annual General Meeting – Energy Transition Plan".

Equinor ASA: Equinor Annual General Meeting – Energy Transition Plan

The Annual General Meeting of Equinor ASA (OSE: EQNR, NYSE: EQNR) will be held on 11th May 2022 at 16:00 CEST.

Notifications of proposals and responses from the Board of Directors was published on 19th April 2022.

Equinor has put forward its Energy Transition Plan for an advisory vote at the AGM. We have received questions by some shareholders following the recommendation from two proxy advisors against this Plan. We are therefore pleased to reiterate the Energy transition plan and the company’s response on www.equinor.com/about-us/annual-general-meeting-2022 under “downloads and links”.

The response is also attached to this announcement. We welcome any questions or clarifications which investors may have to help assess support for the Energy Transition Plan.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 02, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer